PC
7/16/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

15 July 2002

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant's name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: July 15, 2002

By: ______________

Dorcas Murray
Deputy Company Secretary

Exhibits

1. On July 15, 2002, Premier Farnell plc issued an announcement, the text of which is attached hereto as Exhibit 1 and incorporated herein by reference, relating to the appointment by the Company of Mr Laurence Bain as its Chief Operating Officer.

Exhibit 1

15th July 2002

Premier Farnell appoints Chief Operating Officer

Premier Farnell plc, the global distributor of electronic components and industrial products, announces that it has strengthened its senior management team with the appointment of Laurence Bain as Chief Operating Officer.

Reporting to Chief Executive John Hirst, Laurence Bain will manage day to day operations across the whole Premier Farnell Group, concentrating on short-term delivery and driving operational improvements and synergies. He will be based in the UK.

Laurence Bain is 48 and has spent eighteen years with Motorola, most recently as Vice President and Director of Operations for the Personal Communication Sector in Europe, Middle East and Africa. He has extensive experience of international cross border businesses and change management.

John Hirst, Group Chief Executive, said " I am excited about this appointment. Laurence brings exactly the right skills and operational experience to continue the progress of our change programme. We have made great strides in recent years in the first phase of our strategic development and this appointment will allow me to focus on ways of capturing the large number of growth opportunities available to the Group."

For further information:

Premier Farnell plc +44 (0) 20 7851 4100

John Hirst, Group CEO

Nicholas Ross, Group Director Communications

Financial Dynamics +44 (0) 20 7269 7291

Andrew Lorenz

Taylor Rafferty (N A) +1 212 889 4350

Brian Rafferty / Andrew Saunders